

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2024

Chandra R. Patel
Chief Executive Officer
Global Partner Acquisition Corp II
200 Park Avenue, 32nd Floor
New York , New York 10166

  Re: Global Partner Acquisition Corp II
    Amendment No. 2 to Registration Statement on Form S-4
    Filed April 19, 2024
    File No. 333-276510

Dear Chandra R. Patel:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed April 19, 2024

Proposal No. 1 - The Business Combination Proposal
Fairness Opinion of Enclave
Discounted Cash Flow Analysis, page 153

1. We note your response to prior comment 12. Please revise your disclosure here to provide the information in your response concerning the type of financial and other information that Stardust Power provided to Enclave, which appear to have been material assumptions and information underlying the forecast derived by Enclave, as well as concerning the forecast period selected by Enclave.

Unaudited Pro Forma Condensed Combined Financial Information, page 217

2. In response to prior comment 16 you set forth the new issuance of shares is accounted for as part of the recapitalization since it would be carved out of the previously forfeited

Class B Sponsor shares. It appears that the fair value of the shares to be issued from forfeited shares should be recorded as a pro forma expense since the shares are being issued by Global Partner Acquisition Corp II and the issuance relates to the Non-Redemption Agreements. Please explain to us in further detail the basis for your accounting, or provide a pro forma adjustment to account for the issuance of the shares as an expense related to the Non-Redemption Agreements.

Business of Stardust Power
Financing
Incentives, page 279

3.   We note your response to prior comment 23 and your revised disclosure on page 281 that "the Company has submitted applications for grants under the Department of Defense, Defense Production Act and the Department of Energy Grant for Bipartisan Infrastructure Law 40207 (b) Battery Materials Processing and 40207 (c) Battery Manufacturing Grants Round II." Please revise to also disclose the amount of funding, to the extent material, for which the company has applied pursuant to each grant and the anticipated timing of a decision for funding by each grant provider, to the extent known, to provide additional context for your potential sources of funding.

Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Julian Seiguer